       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1997


                                                      REGISTRATION NO. 333-23811
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM N-2
          [  ] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       [ ] PRE-EFFECTIVE AMENDMENT NO.
                       [X] POST-EFFECTIVE AMENDMENT NO. 2
                                     AND/OR
      [  ] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              [X] AMENDMENT NO. 2


                            ------------------------

                     EXCELSIOR PRIVATE EQUITY FUND II, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                             114 WEST 47TH STREET,
                         NEW YORK, NEW YORK 10036-1532
 ADDRESS OF PRINCIPAL EXECUTIVE OFFICES (NUMBER, STREET, CITY, STATE, ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (212) 852-3949

                            ------------------------

                                 DAVID I. FANN
                              DOUGLAS A. LINDGREN
                     EXCELSIOR PRIVATE EQUITY FUND II, INC.
                             114 WEST 47TH STREET,
                         NEW YORK, NEW YORK 10036-1532
                    (NAME AND ADDRESS OF AGENTS FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           LAWRENCE G. GRAEV, ESQ.                        RONALD A. SCHWARTZ, ESQ.
      O'SULLIVAN GRAEV & KARABELL, LLP             UNITED STATES TRUST COMPANY OF NEW YORK
            30 ROCKEFELLER PLAZA                            114 WEST 47TH STREET
          NEW YORK, NEW YORK 10112                      NEW YORK, NEW YORK 10036-1532
          PHONE NO.: (212) 408-2400                       PHONE NO.: (212) 852-1315
           FAX NO.: (212) 408-2420                         FAX NO.: (212) 852-1310

                            ------------------------

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                  Explanatory Note


        This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-23811) consists solely of revisions to the Prospectus Supplement filed with Post-Effective Amendment No. 1.

                     Supplement to Prospectus dated June 2, 1997


        The third sentence of "Investor Suitability Standards--Substantial Means and Net Worth" on page 4 of this Prospectus and the second sentence of "Terms of the Offering and Purchase of Shares--Investor Suitability Standards" on page 17 of the Prospectus are hereby deleted.

        The following paragraph is hereby added as the first paragraph on page 4 of this Prospectus under the caption "Investor Suitability Standards - Retirement Account Considerations" and as the last paragraph on page 17 under the caption "Terms of the Offering and Purchase of Shares - Investor Suitability Standards";


        "Shares may not be purchased by any employee benefit plan or individual retirement account with respect to which U.S. Trust or any of its affiliates is a fiduciary within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), except pursuant to an available exemption therefrom.


        The following four paragraphs are hereby added on page 19 of the Prospectus as the last paragraphs under the caption "Management - Managing Investment Adviser; Compensation - Portfolio Companies":

        "LogicVision, San Jose, CA

        LogicVision is a leader in delivering built-in self-test technology for integrated circuits. LogicVision's established customer base consists of numerous, leading manufacturers of computer hardware and peripherals.

        NeoVista Software, Inc., Cupertino, CA

        NeoVista is a leading data mining and knowledge discovery software company. NeoVista has successfully deployed its technology to enable business people to extract valuable information from the vast amount of data that is being gathered and stored for Fortune 1000 customers such as Wal-Mart.

        The Party Experience, Inc., Melville, NY

        The Party Experience is a leading owner and operator of retail paper and party goods superstores in the United States with 71 superstores in the Northeast.

        Plynetics Express, Inc., San Leandro, CA

        Plynetics is a leader in the rapid prototyping and rapid tooling service industries. Plynetics' service offerings allow manufacturers to outsource the prototyping and pilot manufacturing stages of the product development process. This enables their customers to introduce products to market more quickly, efficiently more economically."

                               August 25, 1997

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of August, 1997.



                                        EXCELSIOR PRIVATE EQUITY
                                        FUND II, INC.


                                        By:/s/ David I. Fann
                                           ------------------------------------
                                           David I. Fann, President and
                                           Chief Executive Officer



         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


               Signature                                    Title                             Date
 *                                                  Chairman of the Board and Director   August 25, 1997
------------------------------------
 Edith A. Cassidy

 *
------------------------------------
 Gene M. Bernstein                                  Director                             August 25, 1997


 *
------------------------------------
 Stephen V. Murphy                                  Director                             August 25, 1997


/s/ David I. Fann                                   President and Chief Executive        August 25, 1997
------------------------------------                Officer (principal executive
 David I. Fann                                      officer)


 *                                                  Chief Financial Officer (principal
------------------------------------                financial and accounting officer)    August 25, 1997
 Brian Schmidt


 * By /s/ David I. Fann
------------------------------------
 David I. Fann
 Attorney-in-Fact





                                      C-6